Exhibit: 99.17

RNS Number : 2866K

Unilever PLC

31 August 2021

31 August 2021

Unilever PLC (the "Company") announces today that it has purchased the following number of its ordinary shares on the London Stock Exchange from UBS AG, London Branch ("UBS"). The repurchased shares will be held in treasury.

Ordinary Shares
Date of purchases:		31 August 2021
Number of ordinary shares purchased:		447,817
Highest price paid per share:		GBp 4,055.0000
Lowest price paid per share:		GBp 4,017.0000
Volume weighted average price paid per share:		GBp 4,033.9926

Such purchases form part of the Company's existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 20 August 2021, as announced on that date.

Following the purchase of these shares, Unilever holds 34,113,253 of its ordinary shares in treasury and has 2,595,130,519 ordinary shares in issue (excluding treasury shares).

Aggregated information

Trading venue	Volume weighted average price (GBp)	Aggregated volume (shares)
LSE	4,033.9340	298,127
BATS	4,034.0197	69,690
Chi-X	4,034.0554	60,000
Turquoise	4,034.5837	20,000

Media Enquires:
Please contact the Unilever Press Office at: Press-Office.London@Unilever.com

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is detailed below: